200 East Randolph Drive
Chicago, Illinois  60601

James S. Rowe
To Call Writer Directly: 312 861-2191 jrowe@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

January 25, 2007

Via EDGAR Submission and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Brigitte Lippmann

Lesli Sheppard

Re:                               Indalex Holdings Finance, Inc.
Registration Statement on Form S-4
(SEC File No. 333-138178), originally filed October 24, 2006

Ladies and Gentlemen:

On behalf of Indalex Holdings Finance, Inc., a Delaware corporation (the “Company”), and Indalex Holding Corp., a Delaware corporation and wholly owned subsidiary of the Company (the “Issuer”), set forth below is supplemental information regarding the “collateral cutback provision” described below, in supplemental response to Comment 6 of the letter dated November 23, 2006 from the Staff of the Securities and Exchange Commission to the Company. We are providing this information following discussions on January 23, 2007 between members of our Firm and members of the Staff. For your convenience, Comment 6 is set forth below in its entirety.

6.                                       As you are aware, Section 314(d) of the Trust Indenture Act requires the obligor to furnish to the indenture trustee certificates or opinions of fair value from an engineer, appraiser or other expert upon any release of collateral from the lien of the indenture. The engineer, appraiser or other expert must opine that the proposed release will not impair the security under the indenture in contravention of the provisions of the indenture. We note that the indenture and certain collateral agreements contemplate the release of collateral subject to the lien of the indenture in a number of circumstances. In this regard, we note, for example and without limitation, your description of the Intercreditor Agreement and the expansive power of the first lien holders to cause, under a variety of circumstances, the release of collateral subject to the lien of the indenture. We also note the release of subsidiary capital stock specifically pursuant to the so-called “collateral cutback provision.” Please explain how you intend to comply with the

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January 25, 2007

requirements of Section 314(d). If you do not intend to furnish certificates or opinions, please explain how this is consistent with Section 314(d).

Supplemental Response: As previously noted, the notes are secured on a second-priority basis pursuant to (1) a Security Agreement dated as of February 2, 2006 (the “Noteholder Security Agreement”) among the Company, the Issuer, certain subsidiaries of the Issuer and U.S. Bank National Association, as Collateral Agent (the “Collateral Agent”) and other related documents creating a lien upon the collateral (collectively, the “Security Documents”) and (2) an Intercreditor Agreement dated as of February 2, 2006 (the “Intercreditor Agreement”) among the Collateral Agent, JPMorgan Chase Bank, N.A., as Intercreditor Agent (the “Intercreditor Agent”), the Company and certain subsidiaries of the Company.

Section 2.01 of the Noteholder Security Agreement provides that all of the equity interests and certificates representing equity interests owned directly by the Company and its domestic subsidiaries(collectively, the “Grantors”) shall be pledged to the Collateral Agent. This pledge is limited in two key respects. First, the pledge of equity interests of foreign subsidiaries is limited, under the “deemed dividend provision” of Section 2.01 of the Noteholder Security Agreement, to 65% of the equity interests of each such foreign subsidiary entitled to vote (to prevent undistributed earnings of the foreign subsidiary to be treated as a “deemed dividend” for U.S. Federal income tax purposes). Second, the pledge of equity interests is limited under the “collateral cutback provision” of Section 2.01 of the Noteholder Security Agreement, which provides that the capital stock and other securities of the Issuer or any subsidiary of the Company or the Issuer shall constitute collateral securing the notes only to the extent that such capital stock can secure the notes without Rule 3-16 of Regulation S-X requiring separate financial statements of any such entity to be filed with the SEC. Rule 3-16 of Regulation S-X requires financial statements of an entity to be filed if the capital stock or other securities of such entity constitute collateral and the greatest of its par value, book value or market value (the “applicable value”) equals 20% or more of the principal amount of the secured securities.

Section 2.02 of the Noteholder Security Agreement requires each Grantor to promptly deliver the pledged securities to the Collateral Agent or, prior to the discharge of the claims of the Company’s senior lenders, to the Intercreditor Agent. Pursuant to this provision, the Grantors, in connection with the closing of the original issuance of the notes, delivered to the Intercreditor Agent stock certificates representing 100% of the capital stock of all of the Company’s direct and indirect domestic

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January 25, 2007

subsidiaries and 65% of the capital stock of Indalex Limited, a Canadian subsidiary that is wholly owned by the Issuer.

The effect of the “collateral cutback provision” in Section 2.01 of the Noteholder Security Agreement is to cause the amount of capital stock of any entity that is pledged to be automatically limited at all times to less than 20% of the aggregate principal amount of the notes, or $54 million, since there is $270 million in aggregate principal amount of notes outstanding. There was no valuation of the capital stock of any of the Company’s subsidiaries undertaken at the time of the original issuance of the notes to determine the precise number of shares of any given subsidiary that was pledged after giving effect, if any, to the collateral cutback provision, nor was any such valuation required under the terms of the Security Documents, the Intercreditor Agreement or otherwise. Rather, the collateral cutback provision, by its own terms, operates automatically to limit the collateral in the aggregate to a fixed dollar amount at all times. To the extent that the applicable value of the capital stock of any entity is not less than $54 million, the portion of the capital stock that is pledged is limited so that it at all times has an applicable value less than that amount. Any portion of the capital stock with an applicable value in excess of that amount is automatically deemed not to be part of the collateral, without any further action by any party. The Company does not perform valuations of its subsidiaries on a regular basis, nor is it required to do so under the terms of the Security Documents, the Intercreditor Agreement or otherwise. As noted in our earlier correspondence, the Company is required to deliver the opinions and certificates contemplated by Section 314(d) of the Trust Indenture Act (and to perform related valuations) in the specific circumstances set forth in Section 11.03(a) of the indenture governing the notes, and the Company fully intends to comply with that provision. To deliver those opinions and certificates (and to perform the related valuations) at any other time simply because of the collateral cutback provision would serve no purpose, because there is no need or requirement to determine the amount of the collateral on a share-by-share basis.

For independent reasons, the Company undertook valuations of the Company and its subsidiaries as of October 1, 2006. Based on those valuations, the Company determined that the applicable value of capital stock of each of the Issuer and Indalex, Inc., a wholly owned domestic subsidiary of the Issuer, was greater than $54 million and consequently, the pledge of capital stock of these entities was subject to the collateral cutback provision, limiting the value of the pledged collateral to less than $54 million (but not to any particular share amount). Based on those same valuations, the Company determined that as of October 1, 2006, the applicable value of the capital stock of each of Indalex Limited, Dolton Aluminum Company, Inc. and Caradon Lebanon Inc.,

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each a direct or indirect subsidiary of the Issuer, was less than $54 million, so the collateral cutback provision did not apply to the capital stock of those entities, and all of their capital stock constituted collateral under the Security Documents as of that time. Naturally, if there is a subsequent increase in value of the capital stock of any of these entities that causes the applicable value of their capital stock to equal or exceed $54 million, then under the terms of the collateral cutback provision, the excess capital stock will automatically be deemed not to be part of the collateral.

Because the collateral is more properly viewed as a fixed amount (just less than $54 million of capital stock of each entity whose stock is pledged so long as there are $270 million of notes outstanding) and there is no requirement or justification for any share-by-share determination of what constitutes collateral under the Security Documents, and because the collateral cutback provision operates automatically without further action required by any party, the Company does not believe that there is any “release” of shares of capital stock as the value of such shares changes from time to time. Therefore, the Company believes that Section 314(d) of the Trust Indenture Act does not apply and that no certificates or opinions are required under that section. It further believes that the delivery from time to time of certificates and opinions under that section would be costly and would serve no purpose to the indenture trustee or the noteholders, whose rights would be unaffected by whatever those certificates and opinions might provide.

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We hope that the foregoing has been responsive to the Staff’s concerns. Should you have any questions relating to any of the foregoing, please feel free to contact me at (312) 861-2191 or Elisabeth M. Martin at (312) 861-3055.

Sincerely,

/s/ James S. Rowe
James S. Rowe

cc:           Timothy R.J. Stubbs

                Michael Alger

                       Indalex Holdings Finance, Inc.